

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 30, 2009

via U.S. mail and facsimile to (214) 520-3414

Mr. B.B. Tuley, Principal Financial Officer
Extensions, Inc.
770 South Post Oak Lane, Suite 330
Houston, TX 77056

> **RE: Extensions, Inc.**
> **Forms 10-K/A for the fiscal year ended December 31, 2008**
> **Filed May 21, 2009 and June 18, 2009**
> **Forms 10-Q/A for the quarter ended March 31, 2009**
> **Filed May 21, 2009 and June 18, 2009**
>
> **File No. 0-26493**

Dear Mr. Tuley:

We have reviewed your response letter dated June 17, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A No. 2 for the year ended December 31, 2008

General

1. Please ensure that if you file your 1934 Exchange Act reports on EDGAR using two different formats that the content of the document for both formats is exactly the same.

Item 9A. Controls and Procedures, page 41

Management's Report on Internal Control over Financial Reporting, page 41

2. We have read your response to comment 3 and the revised disclosure in your amended filing. We note that you continue to provide your conclusion regarding the effectiveness of your internal control over financial reporting as of December 31, 2007. Please amend your filing accordingly.

Form 10-Q/A No. 2 for the Fiscal Quarter Ended March 31, 2009

Item 4. Controls and Procedures, page 9

Evaluation of Disclosure Controls and Procedures, page 9

3. We note that you continue to disclose your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. As previously requested, please amend your first quarter of fiscal year 2009 Form 10-Q to revise your disclosure to state your conclusion regarding the effectiveness of your disclosure controls and procedures as of March 31, 2009. Refer to Item 307 of Regulation S-K for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief